UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CabinetM, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 25, 2014

Physical address of issuer
115 Oxbow Road, Framingham, MA 01701

Website of issuer
https://www.cabinetm.com/

Name of co-issuer
CabinetM I, a series of Wefunder SPV, LLC

Legal status of co-issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 22, 2021

Physical address of co-issuer
4104 24th Street, PMB 8113, San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$28,332.94	$57,187.92
Cash & Cash Equivalents	$28,332.94	$57,188.00
Accounts Receivable	$0	$0.00
Short-term Debt	$161,279.78	$210,271.00
Long-term Debt	$2,557,519.96	$2,371,499.32
Revenues/Sales	$118,432.20	$155,749.27
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$240,781.36	-$262,008.00

June 1, 2023

FORM C-AR

CabinetM, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CabinetM, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.cabinetm.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CabinetM, Inc. (the "Company") is a Delaware Corporation, formed on June 25, 2014.

The Company is located at 115 Oxbow Road, Framingham, MA 01701.

The Company’s website is https://www.cabinetm.com/.

The information available on or through our website is not a part of this Form C-AR.

CabinetM I (the "Co-Issuer") is a series of Wefunder SPV, LLC, a Delaware Limited Liability Company, formed on July 22, 2021.

The Co-Issuer is located at 4104 24th Street, PMB 8113, San Francisco , CA 94114.

The Co-Issuer’s website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

CabinetM is a cloud-based SaaS application that technical marketers, in a department now known as marketing operations, use to track, document and report on all the software tools they use to acquire, engage and retain customers, and create the online customer experience. By using CabinetM’s application, marketing teams can eliminate spend, duplicate contracts and avoid purchasing duplicate contracts.

RISK FACTORS

Risks Related to the Company’s Business and Industry

We may run out of capital before we can exit the business.

The potential exists for a better-funded competitor to enter the market and adversely impact sales.

Loss of key staff members.
Staff members who leave, are out sick for extended periods of time or are terminated could present significant delays to the timeline

The marketing industry is still working through re-prioritization post-Covid.
The potential exists for funds to be allocated to other priorities outside of marketing technology management.

The marketing industry as a whole is going through large changes.
Companies have laid off entire departments and we are seeing marketing operations roles eliminated regularly. This is our buyer.

There are large companies who are working in adjacent industries who could determine that marketing operations is their next vertical market and slow our progress.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

CabinetM is a cloud-based SaaS application that technical marketers, in a department now known as marketing operations, use to track, document and report on all the software tools they use to acquire, engage and retain customers, and create the online customer experience. By using CabinetM's application, marketing teams can eliminate spend, duplicate contracts and avoid purchasing duplicate contracts.

Business Plan - The Company

CabinetM plans to be the defacto standard for the management, visualization and reporting of technology stack information. Currently the company has almost 1000 tech stacks built on the platform that are research worthy. We anonymize and aggregate that data so our customers are able to mine true technology adoption data.

Business Plan - The Co-Issuer

CabinetM I (the "Co-Issuer") was formed by or on behalf of the Company on July 22, 2021 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of the offering to purchase the Company's securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of the securities with regard to:
    - If contemplated by the terms of the Co-Issuer's organizational documents and/or agreements with the Company, the voting of the securities it holds, noting that is will only vote the in accordance with such instructions; and
    - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Enterprise Subscription	Cloud-based SaaS applications that enterprise organization use to document, manage, visualize and report on their marketing technology tools, their integrations, and data flows.	Organizations with >$10M in revenue and more than 50 marketing technology tools.

We have no new products in development, but are working on enhancing the existing platform.

CabinetM sells its software direct to enterprise organizations and through channel partners who offer technical/digital services to enterprise organizations. In the latter, CabinetM is bundled as part of what the partner sells.

Competition

The Company's primary competitors are Spreadsheets, Google Docs - these represent inertia. The Company does have three competitors who are single person side gigs: MarTechGuru, Martechbase, Stackbeam.

CabinetM has built a platform for the enterprise. We have security protocols in place, a robust offering that goes far deeper than anyone else in the market, and a database of over 15000 products.

Supply Chain and Customer Base

CabinetM uses a development company based in the US, whose workers are based in India: Innovation Solutions.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Innovation Solutions	Development	80.0%

The Company's customers are predominantly large enterprise organizations or well-funded universities/colleges.

Intellectual Property

The Company is dependent on the following intellectual property: N/A

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 115 Oxbow Road, Framingham, MA 01701.

The Company conducts business throughout the United States and internationally. It only has a single office in MA.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anita Brearton Mashiter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for all engineering decisions, project management and marketing. 2014 - Present

Education

Randolph College, BA, Psychology

Name

Sheryl Schultz Schlackman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, COO, Treasurer 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sales, Customer Success, Operations 2014 - present

Education

SUNY Albany BA, English Minors in Rhetoric and Communications, Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anita Brearton Mashiter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for all engineering decisions, project management and marketing. 2014 - Present

Education

Randolph College, BA, Psychology

Name

Sheryl Schultz Schlackman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, COO, Treasurer 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sales, Customer Success, Operations 2014 - present

Education

SUNY Albany BA, English Minors in Rhetoric and Communications, Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 6 employees in MA, ME, CT.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Wefunder SAFE (Simple Agreement for Future Equity)
Amount outstanding	$302,085
Voting Rights	Voting rights are afforded to holders of Seed Notes 1 and 2. In the future, Seed Note 3 holders will have voting rights as well.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Seed Note 1 Convertible Notes
Amount outstanding	$774,750
Voting Rights	Voting rights upon changes to maturity dates, amounts being raised and change of control.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which the Wefunder SAFE's convert will be subject to dilution when the Convertible Notes convert.

Type of security	Seed Note 2 Convertible Notes
Amount outstanding	$765,500
Voting Rights	Voting rights upon changes to maturity dates, amounts being raised and change of control.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which the Wefunder SAFE's convert will be subject to dilution when the Convertible Notes convert.

Type of security	Common Stock
Amount outstanding	5,224,010
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which the Wefunder SAFE's convert will be subject to dilution if/when the Company issues new shares of common stock.

Other than as described above, there are no material differences between the Wefunder SAFE's issued pursuant to Regulation CF and other securities of the Company.

As of fiscal year end 2022, the Company had the following debt outstanding:

Type of debt	Accounts Payable
Name of creditor	White Prompt
Amount outstanding	$60,000.00
Interest rate and payment schedule	0% - Payment upon exit.
Amortization schedule	
Describe any collateral or security	None
Maturity date	Upon Exit
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Numerous Individual Investors
Amount outstanding	$1,540,486.00
Interest rate and payment schedule	6.0% per annum.
Amortization schedule	
Describe any collateral or security	None
Maturity date	June 30, 2024
Other material terms	

Type of debt	Credit Cards
Name of creditor	American Express, US Bank, Jetblue
Amount outstanding	$79,000.00
Interest rate and payment schedule	Various
Amortization schedule	
Describe any collateral or security	None -these are personal debts to the founders until they are paid by the company
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Wefunder SAFE (Simple Agreement for Future Equity)	302,085	$302,085.00	General Operations	August 5, 2021	Regulation CF
Convertible Note	1	$28,000	General Operations	November 20, 2020	Section 4(a)(2)
Convertible Note	1	$97,291	General Operations	November 1, 2020	Section 4(a)(2)
Convertible Note	1	$30,000	General Operations	January 1, 2021	Section 4(a)(2)

Ownership of the Company

A majority of the Company is owned by a few people. Those people are Anita Brearton Mashiter and Sheryl Schultz Schlackman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Anita Brearton Mashiter	36.7%
Sheryl Schultz Schlackman	36.7%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: 302,085 SAFEs

The Co-Issuer has the following debt outstanding: $0

The Co-Issuer has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Wefunder SAFE (Simple Agreement for Future Equity)	302,085	$302,085.00	N/A	August 5, 2021	Regulation CF

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$155,749.27	$155,749.27	$0.00

Operations

Our most recent funding was our Wefunder Safe Note which closed in February 2022. We have just started raising a Seed Note 3 of $150k from our existing investors which will support our investigation of potential exits. That note is senior to all other investment vehicles.

The Company intends to work toward an exit of the business in 2023 and has hired a corporate finance consultant to assist in that process.

Liquidity and Capital Resources

On August 5, 2021, the Company conducted an offering pursuant to Regulation CF and raised $302,085.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Company is currently raising $150,000 on a Convertible Note with a 2-1/2x preference upon exit. Revenue from existing renewals and new customers.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Brother and sister in law
Relationship to the Company	Investor
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	Future return on investment
Benefits or compensation received by Company	None
Description of the transaction	Convertible Note investment from Jay and Risa Rubloff May 2015

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sheryl Schultz Schlackman
(Signature)

Sheryl Schultz Schlackman
(Name)

President, COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Anita Brearton Mashiter
(Signature)

Anita Brearton Mashiter
(Name)

CEO
(Title)

6/1/23
(Date)

/s/Sheryl Schultz Schlackman
(Signature)

Sheryl Schultz Schlackman
(Name)

President, COO, Treasurer
(Title)

6/1/23
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements of Company

EXHIBIT A

Financial Statements of Company

CabinetM, Inc
Balance Sheet
As of December 31, 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
ASSETS												
Current Assets												
Bank Accounts												
1160 - First Republic	58,807.42	57,066.35	39,866.95	17,923.91	19,143.83	35,691.28	7,694.60	1,887.82	90,577.03	83,837.09	60,927.76	92,369.16
Total Bank Accounts	**$ 58,807.42**	**$ 57,066.35**	**$ 39,866.95**	**$ 17,923.91**	**$ 19,143.83**	**$ 35,691.28**	**$ 7,694.60**	**$ 1,887.82**	**$ 90,577.03**	**$ 83,837.09**	**$ 60,927.76**	**$ 92,369.16**
Other Current Assets												
1250 - Unbilled Revenue	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1500 - Prepaid Expenses	2,500.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	**$ 2,500.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Total Current Assets	**$ 61,307.42**	**$ 57,066.35**	**$ 39,866.95**	**$ 17,923.91**	**$ 19,143.83**	**$ 35,691.28**	**$ 7,694.60**	**$ 1,887.82**	**$ 90,577.03**	**$ 83,837.09**	**$ 60,927.76**	**$ 92,369.16**
TOTAL ASSETS	**$ 61,307.42**	**$ 57,066.35**	**$ 39,866.95**	**$ 17,923.91**	**$ 19,143.83**	**$ 35,691.28**	**$ 7,694.60**	**$ 1,887.82**	**$ 90,577.03**	**$ 83,837.09**	**$ 60,927.76**	**$ 92,369.16**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
3000 - Accounts Payable (A/P)	64,734.36	57,638.36	66,230.08	63,147.00	59,899.00	67,514.00	52,064.00	64,401.10	55,788.80	55,788.80	59,960.00	56,936.00
Total Accounts Payable	**$ 64,734.36**	**$ 57,638.36**	**$ 66,230.08**	**$ 63,147.00**	**$ 59,899.00**	**$ 67,514.00**	**$ 52,064.00**	**$ 64,401.10**	**$ 55,788.80**	**$ 55,788.80**	**$ 59,960.00**	**$ 56,936.00**
Credit Cards												
3100 - AMEX_82002	28,167.88	27,832.83	27,806.37	27,887.53	27,711.19	27,572.29	27,373.27	27,176.77	28,780.37	28,588.82	29,620.30	29,089.55
3150 - AMEX_11001	24,999.63	24,823.50	24,496.93	24,344.33	24,316.77	24,424.85	24,398.06	24,595.85	24,084.18	23,371.39	23,382.35	22,774.85
3200 - JetBlue	2,253.09	1,931.10	2,135.32	2,018.51	2,726.28	5,524.87	8,105.50	11,395.76	8,310.12	11,038.93	13,815.58	13,305.85
Total Credit Cards	**$ 55,420.60**	**$ 54,587.43**	**$ 54,438.62**	**$ 54,250.37**	**$ 54,754.24**	**$ 57,522.01**	**$ 59,876.83**	**$ 63,168.38**	**$ 61,174.67**	**$ 62,999.14**	**$ 66,818.23**	**$ 65,170.25**
Other Current Liabilities												
3200 - Accrued Expenses	0.00	0.00	0.00	0.00	0.00	2,500.00	5,000.00	5,000.00	2,500.00	2,500.00	2,500.00	0.00
3300 - Accrued Compensation	3,482.34	3,482.34	1,084.17	1,548.00	2,075.00	2,579.00	0.00	694.00	1,461.00	1,867.00	2,390.00	4,717.86
3600 - Deferred Revenue	89,787.59	102,949.30	94,604.13	83,353.48	87,855.63	80,489.45	66,998.99	54,112.16	41,225.51	39,398.70	36,343.08	77,947.46
3620 - PPP Loan Payable	14,900.00	14,900.00	14,900.00	14,900.00	14,900.00	14,900.00	14,900.00	14,900.00	0.00	0.00	0.00	0.00
3700 - Other Current Liabilities		0.00	0.00	0.00	0.00	0.00	0.00	4,000.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$ 108,169.93**	**$ 121,331.64**	**$ 110,588.30**	**$ 99,801.48**	**$ 104,830.63**	**$ 100,468.45**	**$ 86,898.99**	**$ 78,706.16**	**$ 45,186.51**	**$ 43,765.70**	**$ 41,233.08**	**$ 82,665.32**
Total Current Liabilities	**$ 228,324.89**	**$ 233,557.43**	**$ 231,257.00**	**$ 217,198.85**	**$ 219,483.87**	**$ 225,504.46**	**$ 198,839.82**	**$ 206,275.64**	**$ 162,149.98**	**$ 162,553.64**	**$ 168,011.31**	**$ 204,771.57**
Long-Term Liabilities												
3400 - Convertible Note	1,515,541.00	1,515,541.00	1,515,541.00	1,515,541.00	1,515,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00
3810 - SAFE Note		0.00	0.00	0.00	0.00	0.00	0.00	0.00	159,385.00	159,385.00	159,385.00	159,385.00
3890 - Accrued Interest Payable	377,332.91	384,308.55	392,031.58	399,505.48	407,228.51	414,705.65	422,556.08	430,406.51	438,003.70	445,854.13	453,451.32	461,301.75
Total Long-Term Liabilities	**$ 1,892,873.91**	**$ 1,899,849.55**	**$ 1,907,572.58**	**$ 1,915,046.48**	**$ 1,922,769.51**	**$ 1,955,246.65**	**$ 1,963,097.08**	**$ 1,970,947.51**	**$ 2,137,929.70**	**$ 2,145,780.13**	**$ 2,153,377.32**	**$ 2,161,227.75**
Total Liabilities	**$ 2,121,198.80**	**$ 2,133,406.98**	**$ 2,138,829.58**	**$ 2,132,245.33**	**$ 2,142,253.38**	**$ 2,180,751.11**	**$ 2,161,936.90**	**$ 2,177,223.15**	**$ 2,300,079.68**	**$ 2,308,333.77**	**$ 2,321,388.63**	**$ 2,365,999.32**
Equity												
4100 - Common Stock	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47
4901 - Partner Contributions - Anita Brearton	62,350.00	62,350.00	62,350.00	62,350.00	62,350.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00
4902 - Partner Contributions - Sheryl Schultz	62,350.00	62,350.00	62,350.00	62,350.00	62,350.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00
Retained Earnings	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53	-2,165,096.53
Net Income	-19,987.32	-36,436.57	-59,058.57	-74,417.36	-83,205.49	-110,155.77	-119,338.24	-140,431.27	-174,598.59	-189,592.62	-225,556.81	-238,726.10
Total Equity	**-$ 2,059,891.38**	**-$ 2,076,340.63**	**-$ 2,098,962.63**	**-$ 2,114,321.42**	**-$ 2,123,109.55**	**-$ 2,145,059.83**	**-$ 2,154,242.30**	**-$ 2,175,335.33**	**-$ 2,209,502.65**	**-$ 2,224,496.68**	**-$ 2,260,460.87**	**-$ 2,273,630.16**
TOTAL LIABILITIES AND EQUITY	**$ 61,307.42**	**$ 57,066.35**	**$ 39,866.95**	**$ 17,923.91**	**$ 19,143.83**	**$ 35,691.28**	**$ 7,694.60**	**$ 1,887.82**	**$ 90,577.03**	**$ 83,837.09**	**$ 60,927.76**	**$ 92,369.16**

Thursday, Jan 20, 2022 08:28:26 AM GMT-8 - Accrual Basis

CabinetM, Inc
Profit and Loss by Class YTD
January - December 2021

	Engineering	G&A	Marketing	Sales	TOTAL
Income					
5000 - Sales					0.00
5005 - SaaS Sales				155,728.10	155,728.10
5006 - Workbook Sales				21.17	21.17
Total 5000 - Sales	**$ -**	**$ -**	**$ -**	**$ 155,749.27**	**$ 155,749.27**
Total Income	**$ -**	**$ -**	**$ -**	**$ 155,749.27**	**$ 155,749.27**
Gross Profit	**$ -**	**$ -**	**$ -**	**$ 155,749.27**	**$ 155,749.27**
Expenses					
7000 - Wages & Fringe					0.00
7010 - Gross Wages	24,005.03		57,425.00		81,430.03
7040 - Employer Payroll Tax	3,735.62	(627.69)	7,861.90		10,969.83
7050 - Health Insurance		167.88			167.88
7055 - Worker's Compensation Insurance	83.33		171.07		254.40
7070 - Payroll Fees		1,958.02			1,958.02
7075 - Engineering Tax Credit	(1,292.49)	(3,442.47)			(4,734.96)
Total 7000 - Wages & Fringe	**$ 26,531.49**	**$ (1,944.26)**	**$ 65,457.97**	**$ -**	**$ 90,045.20**
7100 - Professional fees					0.00
7110 - Accounting		14,964.00			14,964.00
7140 - Legal		2,186.50			2,186.50
7150 - Other Professional Fees		29,144.20			29,144.20
Total 7100 - Professional fees	**$ -**	**$ 46,294.70**	**$ -**	**$ -**	**$ 46,294.70**
7200 - Marketing					0.00
7240 - Customer Engagement and Loyalty			228.00		228.00
7275 - Marketing Programs			4,615.38		4,615.38
7278-Professional Services			1,620.00		1,620.00
7280 - MarTech Tools	2,233.93		7,383.54		9,617.47
7290 - SEO			83.97		83.97
7295 - Advertising/Promotional			3,500.00		3,500.00
Total 7200 - Marketing	**$ 2,233.93**	**$ -**	**$ 17,430.89**	**$ -**	**$ 19,664.82**
7300 - Sales					0.00
7301 - Sales Consultants				15,000.00	15,000.00
Total 7300 - Sales	**$ -**	**$ -**	**$ -**	**$ 15,000.00**	**$ 15,000.00**
7310 - Software and Engineering General					0.00
7311 - Engineering services	65,742.67		2,500.00		68,242.67
7313 - Software	514.13	159.36	1,247.19		1,920.68
7314 - Infrastructure	16,874.36	411.14			17,285.50
Total 7310 - Software and Engineering General	**$ 83,131.16**	**$ 570.50**	**$ 3,747.19**	**$ -**	**$ 87,448.85**
7320 - Other Service Costs					0.00
7321 - Contractors	5,980.00				5,980.00
7325 - Hosting			244.09		244.09
7330 - Sales Tools	172.01			2,852.60	3,024.61
Total 7320 - Other Service Costs	**$ 6,152.01**	**$ -**	**$ 244.09**	**$ 2,852.60**	**$ 9,248.70**

7400 - Travel					0.00
7440 - Travel-Other		24.00			24.00
Total 7400 - Travel	**$ -**	**$ 24.00**	**$ -**	**$ -**	**$ 24.00**
7600 - Other G&A					0.00
7620 - Bank Charges		3,756.39			3,756.39
7630 - Credit Card Fees		(19.38)			(19.38)
7640 - Dues & Subscriptions		99.00			99.00
7650 - Insurance		2,378.08			2,378.08
7680 - Shipping and delivery expense		8.30			8.30
7700 - Taxes & Licenses		1,016.00			1,016.00
7710 - Team Meals		654.42			654.42
7715- HR Tools		614.57			614.57
Total 7600 - Other G&A	**$ -**	**$ 8,507.38**	**$ -**	**$ -**	**$ 8,507.38**
7720 - Office Expenses					0.00
7750 - Office Supplies and Other Office		1,632.70			1,632.70
Total 7720 - Office Expenses	**$ -**	**$ 1,632.70**	**$ -**	**$ -**	**$ 1,632.70**
Total Expenses	**$ 118,048.59**	**$ 55,085.02**	**$ 86,880.14**	**$ 17,852.60**	**$ 277,866.35**
Net Operating Income	**$ (118,048.59)**	**$ (55,085.02)**	**$ (86,880.14)**	**$ 137,896.67**	**$ (122,117.08)**
Other Income					
8130 PPP Loan Forgiven		14,900.00			14,900.00
Total Other Income	**$ -**	**$ 14,900.00**	**$ -**	**$ -**	**$ 14,900.00**
Other Expenses					
7155 Fundraising		36,240.88			36,240.88
8500 - Interest Expense		95,268.14			95,268.14
Total Other Expenses	**$ -**	**$ 131,509.02**	**$ -**	**$ -**	**$ 131,509.02**
Net Other Income	**$ -**	**$ (116,609.02)**	**$ -**	**$ -**	**$ (116,609.02)**
Net Income	**$ (118,048.59)**	**$ (171,694.04)**	**$ (86,880.14)**	**$ 137,896.67**	**$ (238,726.10)**

CabinetM, Inc
Balance Sheet
As of December 31, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
1160 - First Republic	58,943.76	49,542.34	161,858.21	141,589.28	115,071.94	92,943.08	87,522.69	84,742.49	59,963.03	40,818.56	37,074.22	28,332.94
Total Bank Accounts	**58,943.76**	**49,542.34**	**161,858.21**	**141,589.28**	**115,071.94**	**92,943.08**	**87,522.69**	**84,742.49**	**59,963.03**	**40,818.56**	**37,074.22**	**28,332.94**
Other Current Assets												
1500 - Prepaid Expenses	-	-	-	-	-	2,263.13	1,131.57	-	-	2,263.13	1,131.57	-
Total Other Current Assets	**-**	**-**	**-**	**-**	**-**	**2,263.13**	**1,131.57**	**-**	**-**	**2,263.13**	**1,131.57**	**-**
Total Current Assets	**58,943.76**	**49,542.34**	**161,858.21**	**141,589.28**	**115,071.94**	**95,206.21**	**88,654.26**	**84,742.49**	**59,963.03**	**43,081.69**	**38,205.79**	**28,332.94**
TOTAL ASSETS	**58,943.76**	**49,542.34**	**161,858.21**	**141,589.28**	**115,071.94**	**95,206.21**	**88,654.26**	**84,742.49**	**59,963.03**	**43,081.69**	**38,205.79**	**28,332.94**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
3000 - Accounts Payable (A/P)	50,048.00	54,584.00	53,156.00	60,802.54	60,802.54	57,160.00	62,004.00	58,728.00	72,140.00	66,260.00	63,432.00	60,128.00
Total Accounts Payable	**50,048.00**	**54,584.00**	**53,156.00**	**60,802.54**	**60,802.54**	**57,160.00**	**62,004.00**	**58,728.00**	**72,140.00**	**66,260.00**	**63,432.00**	**60,128.00**
Credit Cards												
3100 - AMEX_82002	28,678.16	28,341.60	28,161.13	27,122.39	27,594.23	27,573.79	27,092.32	26,945.93	26,768.74	26,721.08	26,523.17	27,130.73
3150 - AMEX_11001	22,579.33	22,315.87	22,242.57	21,533.82	21,336.38	21,142.02	20,967.46	20,837.75	20,673.70	20,516.00	20,350.86	20,253.12
3175 - JetBlue	12,666.95	9,613.96	7,663.01	9,046.36	6,696.36	6,739.12	7,874.86	5,964.02	3,543.82	6,442.22	7,400.86	6,083.26
Total Credit Cards	**63,924.44**	**60,271.43**	**58,066.71**	**57,702.57**	**55,626.97**	**55,454.93**	**55,934.64**	**53,747.70**	**50,986.26**	**53,679.30**	**54,274.89**	**53,467.11**
Other Current Liabilities												
3195 - PayPal Credit	3,500.00	3,500.00	1,500.00	-	-	-	-	-	-	-	-	-
3200 - Accrued Expenses	-	-	-	-	-	3,500.00	9,359.33	15,218.66	7,077.99	16,337.32	18,696.65	21,056.00
3300 - Accrued Compensation	477.24	-	1,534.63	1,895.64	2,560.75	2,653.05	3,417.00	1,014.00	1,666.00	2,151.00	3,621.00	4,374.41
3600 - Deferred Revenue	67,171.87	65,471.28	55,960.88	47,367.14	36,377.57	28,625.50	29,353.43	38,001.81	28,425.17	21,522.29	20,844.39	22,254.26
Total Other Current Liabilities	**71,149.11**	**68,971.28**	**58,995.51**	**49,262.78**	**38,938.32**	**34,778.55**	**42,129.76**	**54,234.47**	**37,169.16**	**40,010.61**	**43,162.04**	**47,684.67**
Total Current Liabilities	**185,121.55**	**183,826.71**	**170,218.22**	**167,767.89**	**155,367.83**	**147,393.48**	**160,068.40**	**166,710.17**	**160,295.42**	**159,949.91**	**160,868.93**	**161,279.78**
Long-Term Liabilities												
3400 - Convertible Note	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00	1,540,541.00
3810 - SAFE Note	159,385.00	159,385.00	302,085.00	302,085.00	302,085.00	302,085.00	302,085.00	302,085.00	302,085.00	302,085.00	302,085.00	302,085.00
3890 - Accrued Interest Payable	469,152.18	476,242.89	484,093.32	491,690.51	499,540.94	507,018.08	514,868.51	522,718.94	530,316.13	538,166.56	545,763.75	553,614.18
Total Long-Term Liabilities	**2,169,078.18**	**2,176,168.89**	**2,326,719.32**	**2,334,316.51**	**2,342,166.94**	**2,349,644.08**	**2,357,494.51**	**2,365,344.94**	**2,372,942.13**	**2,380,792.56**	**2,388,389.75**	**2,396,240.18**
Total Liabilities	**2,354,199.73**	**2,359,995.60**	**2,496,937.54**	**2,502,084.40**	**2,497,534.77**	**2,497,037.56**	**2,517,562.91**	**2,532,055.11**	**2,533,237.55**	**2,540,742.47**	**2,549,258.68**	**2,557,519.96**
Equity												
4100 - Common Stock	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47	492.47
4301 - Financing Costs		-	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)	(9,275.50)
4901 - Partner Contributions - Anita Brearton	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00
4902 - Partner Contributions - Sheryl Schultz	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00	64,850.00
Retained Earnings	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)	(2,409,322.63)
Net Income	(16,125.81)	(31,323.10)	(46,673.67)	(72,089.46)	(94,057.17)	(113,425.69)	(140,502.99)	(158,906.96)	(184,868.86)	(209,255.12)	(222,647.23)	(240,781.36)
Total Equity	**(2,295,255.97)**	**(2,310,453.26)**	**(2,335,079.33)**	**(2,360,495.12)**	**(2,382,462.83)**	**(2,401,831.35)**	**(2,428,908.65)**	**(2,447,312.62)**	**(2,473,274.52)**	**(2,497,660.78)**	**(2,511,052.89)**	**(2,529,187.02)**
TOTAL LIABILITIES AND EQUITY	**58,943.76**	**49,542.34**	**161,858.21**	**141,589.28**	**115,071.94**	**95,206.21**	**88,654.26**	**84,742.49**	**59,963.03**	**43,081.69**	**38,205.79**	**28,332.94**

CabinetM, Inc
Profit and Loss by Class YTD
January - December 2022

	Engineering	G&A	Marketing	Sales	TOTAL
Income					
5000 - Sales					-
5005 - SaaS Sales				116,468.18	116,468.18
5006 - Workbook Sales				1.85	1.85
5007 - Services				1,962.17	1,962.17
Total 5000 - Sales	**-**	**-**	**-**	**118,432.20**	**118,432.20**
Total Income	**-**	**-**	**-**	**118,432.20**	**118,432.20**
Gross Profit	**-**	**-**	**-**	**118,432.20**	**118,432.20**
Expenses					
7000 - Wages & Fringe					-
7010 - Gross Wages	23,995.13		68,070.00		92,065.13
7040 - Employer Payroll Tax	2,758.92	(310.31)	7,554.67		10,003.28
7055 - Worker's Compensation Insurance	106.80		240.52		347.32
7070 - Payroll Fees		2,014.51			2,014.51
7075 - Engineering Tax Credit	(1,432.61)	(3,135.42)			(4,568.03)
Total 7000 - Wages & Fringe	**25,428.24**	**(1,431.22)**	**75,865.19**	**-**	**99,862.21**
7100 - Professional fees					-
7110 - Accounting		11,791.00			11,791.00
7140 - Legal		209.00			209.00
Total 7100 - Professional fees	**-**	**12,000.00**	**-**	**-**	**12,000.00**
7200 - Marketing					-
7275 - Marketing Programs			1,465.16		1,465.16
7280 - MarTech Tools	1,828.84	286.66	8,365.14		10,480.64
7285 - Marketing Consultants			4,500.00		4,500.00
7290 - SEO			(1.62)		(1.62)
Total 7200 - Marketing	**1,828.84**	**286.66**	**14,328.68**	**-**	**16,444.18**
7300 - Sales					-
7301 - Sales Consultants				1,000.00	1,000.00
Total 7300 - Sales	**-**	**-**	**-**	**1,000.00**	**1,000.00**
7310 - Software and Engineering General					-
7311 - Engineering services	93,375.93				93,375.93
7313 - Software	1,555.27	361.16	1,668.45		3,584.88
7314 - Infrastructure	18,374.40	1,445.19			19,819.59
Total 7310 - Software and Engineering General	**113,305.60**	**1,806.35**	**1,668.45**	**-**	**116,780.40**
7320 - Other Service Costs					-
7325 - Hosting			323.64		323.64
7330 - Sales Tools		85.00	169.98	5,503.61	5,758.59
Total 7320 - Other Service Costs	**-**	**85.00**	**493.62**	**5,503.61**	**6,082.23**
7400 - Travel					-
7430 - Meals		10.10			10.10
7440 - Travel-Other		381.68			381.68
Total 7400 - Travel	**-**	**391.78**	**-**	**-**	**391.78**

7600 - Other G&A					-
7620 - Bank Charges		3,568.77			3,568.77
7630 - Credit Card Fees		387.68			387.68
7635 - Gifts		388.80			388.80
7650 - Insurance		2,536.17			2,536.17
7680 - Shipping and delivery expense		35.71			35.71
7700 - Taxes & Licenses		916.72			916.72
7710 - Team Meals		1,041.55			1,041.55
7712 - Education			404.94		404.94
7715 - HR Tools		1,785.02			1,785.02
Total 7600 - Other G&A	**-**	**10,660.42**	**404.94**	**-**	**11,065.36**
7720 - Office Expenses					-
7750 - Office Supplies and Other Office		1,134.64			1,134.64
Total 7720 - Office Expenses	**-**	**1,134.64**	**-**	**-**	**1,134.64**
Total Expenses	**140,562.68**	**24,933.63**	**92,760.88**	**6,503.61**	**264,760.80**
Net Operating Income	**(140,562.68)**	**(24,933.63)**	**(92,760.88)**	**111,928.59**	**(146,328.60)**
Other Expenses					
7155 - Fundraising		(1,804.90)			(1,804.90)
8500 - Interest Expense		96,257.66			96,257.66
Total Other Expenses	**-**	**94,452.76**	**-**	**-**	**94,452.76**
Net Other Income	**-**	**(94,452.76)**	**-**	**-**	**(94,452.76)**
Net Income	**(140,562.68)**	**(119,386.39)**	**(92,760.88)**	**111,928.59**	**(240,781.36)**